



Rian Christopher Weston-Dodds

Foodvine is an innovative multi-sided marketplace that connects home chefs and farmers with consumers. As a frequent traveler and lover of all different types of cultures' foods, I can see people sharing their unique family recipes that have been passed down for generations, or street vendors using Foodvine to get discovered and grow since these vendors can't utilize any other popular platform such as DoorDash or Yelp yet. I believe that an investment in Foodvine is an investment in the future and I'm excited to explore this opportunity. From a social perspective, Foodvine can provide an opportunity for somebody to earn an income independently and can give underrepresented groups and minorities a way to share their culinary culture with the masses. I look forward to launching this platform with everyone.

Invested $24,500 this round & $75,000 previously

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